                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      Globalstar Telecommunications Limited
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                    G3930H104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Eric J. Zahler, Vice President, Secretary and General Counsel,
                       Loral Space & Communications Ltd.,
                   600 Third Avenue, New York, New York 10016
                                 (212) 697-1105
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
CUSIP No. G3930H104

------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                              (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              4,383,261
    PERSON WITH

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                4,383,261
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,383,261
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                       2

                  Loral Space & Communications Ltd., a Bermuda company ("Loral"), hereby amends and supplements, in this Amendment No. 1 to Schedule 13D (this "Amendment No. 1"), the Statement on Schedule 13D originally filed on October 29, 1996 (the "Schedule 13D") with respect to shares of Common Stock, $1.00 par value per share (the "Shares"), of Globalstar Telecommunications Limited, a Bermuda company (the "Company), as follows:

                  Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.  Identity and Background

                  Schedule I of the Schedule 13D is hereby amended and restated by Schedule I attached to this Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Considerations

                  Item 3 of the Schedule 13D is hereby amended by adding the following after the first paragraph thereof.

                  The acquisition of the Warrant Shares, the Rights Shares and the Standby Shares (each such term, as defined below) by Loral was funded from Loral's available cash.

Item 4.  Purpose of Transaction

                  Item 4 of the Schedule 13D is hereby amended by adding the following after the second paragraph thereof.

                  The purpose of the acquisition of the Warrant Shares and the Rights Shares by Loral was to increase Loral's ownership of Globalstar and provide Globalstar with additional funds for the construction and deployment of the Globalstar System.

Item 5.  Interest in Securities of the Company

                  Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Except as set forth in Item 6:

                  (i) Loral Beneficially Owns 4,383,261 Shares (1,663,421 of which represent Shares issuable upon conversion of GTL convertible preferred equivalent obligations (the "CPEOs") *) by virtue of having sole voting and dispositive power with respect to the Shares and the CPEOs convertible into Shares.


---------------------
* The conversion price of the CPEOs was adjusted from $65.00 per share to $61.62 per share as a result of the distribution by GTL of the Rights (as defined below) and is subject to further adjustment under certain circumstances. The CPEOs were acquired by Loral's predecessor on March 6, 1996 and April 3, 1996 in a direct purchase from the initial purchasers of the Company's offering of CPEOs made pursuant to Rule 144A under, and other applicable exemptions of, the Securities Act.

                  Loral acquired 3,251,323 Shares (including 1,576,923 Shares issuable upon conversion of the CPEOs) on April 22, 1996 in a distribution from Loral Corporation in connection with the Spin-Off. Loral SpaceCom Corporation, a wholly-owned subsidiary of Loral, transferred 267,256 of such Shares (the "Lehman GTL Shares") to certain partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") on August 9, 1996 in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd. (the "Lehman Transaction"). On April 29, 1997, Loral, by virtue of its ownership of 1,407,144 Shares, acquired 159,172 Shares (the "Rights Shares") pursuant to the exercise of subscription rights to purchase Common Stock at $26.50 per share ("GTL Rights") distributed by GTL to shareholders of record on March 24, 1997. On April 30, 1997, Loral and Space Systems/Loral, Inc. ("SS/L")** exercised their GTL Warrants and purchased 942,428 and 195,094 Shares, respectively (collectively, the "Warrant Shares"). On May 5, 1997, Loral acquired 16,002 Shares (the "Standby Shares") pursuant to a Standby Agreement between Loral and GTL under which Loral was obligated to purchase any Shares not purchased by shareholders pursuant to the exercise of Rights. In addition, as a result of an antidilution adjustment in the conversion price of the CPEOs effected by the distribution of the Rights, Loral became entitled to convert its CPEOs into an additional 86,498 Shares. The Shares (including the CPEOs convertible into Shares) Beneficially Owned by Loral constitute 21.5% of the outstanding Shares of the Company. Of these Shares, 492,000 represent Shares underlying options (none of which have yet been exercised) granted to certain executives and directors of Loral and its predecessor entity.

                  (ii) To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of Shares set forth opposite their names on Schedule I hereto. To the best knowledge of Loral and except as set forth on Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective Shares. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names in Schedule I hereto.

                  Loral's percentage is calculated based upon the 15,316,486 Shares issued and outstanding, together with the 5,030,834 Shares issuable upon conversion of the CPEOs (assuming no adjustment in the conversion price of $61.62 per share). The percentage interests of the Executive Officers and Directors are calculated based upon the 15,316,486 Shares stated to be issued and outstanding.

                  On April 8, 1997, the Board of Directors of GTL voted to effect a two-for-one stock split of the Common Stock in the form of a stock dividend payable on May 28, 1997 to shareholders of record as of May 12, 1997. Information contained herein regarding the number of outstanding Shares does not give effect to the stock split.

----------------------
** Loral owns 75.5% of SS/L and expects shortly to increase this interest to 100%.

                  Item 5(c) of the Schedule 13D is hereby amended by adding the following after the first paragraph thereof:

(c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by Loral and the Executive Officers and Directors for the 60-day period preceding April 29, 1997 through the date hereof are set forth in Schedule II hereto. With the exception of the exercise by Loral and SS/L of their GTL Warrants and the exercise by Loral and the Executive Officers and Directors of their Rights, all other transactions in the Shares were effected on the Nasdaq National Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

                  The third paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

                  Loral has beneficial ownership (calculated on a proportionate basis, in the case of ownership interests held through entities not wholly-owned by Loral) of 21,312,195 Globalstar partnership interests, constituting 37.3% of Globalstar's total outstanding partnership interests (including 4,769,230 partnership interests assuming the conversion of the CPEOs). Loral's beneficial interest in Globalstar consists of (i) 16,982,372 partnership interests held directly and indirectly by Loral and SS/L and (ii) 4,329,823 partnership interests held indirectly by Loral and SS/L through their holdings of common stock and CPEOs of the Company.

                  Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following after the fifth paragraph thereof:

                  Pursuant to a Warrant Acceleration and Registration Rights Agreement dated as of February 12, 1997 among GTL, Loral/Qualcomm Satellite Services, L.P. (the managing general partner of Globalstar) ("LQSS") and the holders of the GTL Warrants, GTL and LQSS accelerated the vesting and exercisablilty of the GTL Warrants to purchase 4,185,318 shares of Common Stock, at $26.50 per share, and the holders of the GTL Warrants exercised such warrants. GTL used the proceeds of such exercise, of approximately $110.9 million, to purchase a like number of general partnership interests in Globalstar.

                  In connection with the distribution of Rights by GTL, Loral and GTL entered into a Standby Agreement dated as of March 24, 1997 pursuant to which Loral was obligated to purchase, at the expiration of the Rights offering, all shares of GTL Common Stock not purchased by shareholders. Pursuant to this agreement, on May 5, 1997, Loral purchased 16,002 Shares.

Item 7.  Material to be Filed as Exhibits

                  The following documents are filed as exhibits hereto:

Exhibit E:            Warrant Acceleration and Registration
                      Rights Agreement dated as of February 12,
                      1997 among Globalstar Telecommunications
                      Limited, Loral/Qualcomm Satellite Services,
                      L.P., Loral Space & Communications Ltd.,
                      Space Systems, Loral, Inc., Lockheed Martin
                      Tactical Systems, Inc., Qualcomm China, Inc.
                      and DASA Globalstar Limited Partner, Inc.

Exhibit F:            Standby Agreement dated as of March 24,
                      1997 between Globalstar Telecommunications
                      Limited and Loral Space & Communications
                      Ltd.***


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997


                                            LORAL SPACE & COMMUNICATIONS LTD.

                                            By: /s/ Eric J. Zahler
                                               Name:  Eric J. Zahler
                                               Title: Vice President, Secretary
                                                      and General Counsel

                                                                 SCHEDULE I

         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Shares, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral Space & Communications Ltd., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States.

                Directors and Executive Officers of Loral Space &
                               Communications Ltd.


                                                                             Number of Shares
Name and Position in addition to                                            Owned and Aggregate     Percentage
  Present Principal Occupation        Present Principal Occupation            Purchase Price         Interest
--------------------------------      ----------------------------          -------------------     ----------

Bernard L. Schwartz                Chairman of the Board of Directors      270,901(1)                  *
                                   and Chief Executive Officer            ($4,456,484)

Michael B. Targoff                 President and Chief Operating Officer   34,452(2)                   *
                                                                          ($91,978)

Howard Gittis, Director            Vice Chairman and Chief                 20,000(3)                   *
                                   Administrative Officer of MacAndrews
                                   & Forbes Holdings, Inc.
                                   35 E. 62nd St.
                                   New York, NY  10021

Robert B. Hodes, Director          Counsel to                              21,113(4)                   *
                                   Willkie Farr & Gallagher               ($19,995)
                                   153 East 53rd St.
                                   New York, NY  10022


---------------------
 *        Less than one percent.

   (1) Includes 20,000 options at an exercise price of $20.00 per Share and 120,000 options at an exercise price of $25.00 per Share.

   (2) Includes 20,000 option at an exercise price of $20.00 per Share and 10,000 options at an exercise price of $25.00 per Share.

   (3) Consists of 20,000 options at an exercise price of $33.375 per Share.

   (4)      Includes 20,000 options at an exercise price of $33.375 per Share.


                                                                             Number of Shares
Name and Position in addition to                                            Owned and Aggregate     Percentage
  Present Principal Occupation        Present Principal Occupation            Purchase Price         Interest
--------------------------------      ----------------------------          -------------------     ----------



Gershon Kekst, Director            President of Kekst and Company, Inc.    20,000(5)                      *
                                   437 Madison Ave.
                                   New York, NY  10022

Charles Lazarus, Director          Chairman and Director of Toys "R" Us,   20,000(6)                      *
                                   Inc.
                                   461 From Road
                                   Paramus, NJ  07652

Malvin A. Ruderman, Director       Professor of Physics, Columbia          20,556(7)                      *
                                   University                              ($10,200)
                                   29 Washington Sq. West
                                   New York, NY  10011

E. Donald Shapiro, Director        Dean and Professor of Law               27,187(8)                      *
                                   New York Law School                   ($317,473)
                                   57 Worth Street
                                   New York, NY  10013

Arthur L. Simon, Director          Independent consultant                  20,000(9)                      *
                                   971 Haverstraw Road
                                   Suffern, NY  10901

Thomas J. Stanton, Jr.,            Chairman Emeritus of National           20,000(10)                     *
Director                           Westminster Bancorp NJ
                                   240 South Mountain Ave.
                                   Montclair, NJ  07042

----------------------
   (5) Consists of 20,000 options at an exercise price of $33.375 per Share.

   (6) Consists of 20,000 options at an exercise price of $33.375 per Share.

   (7) Includes 500 Shares held by his wife as to which he disclaims beneficial ownership and 20,000 options at an exercise price of $33.375 per Share.

   (8) Includes 20,000 options at an exercise price of $33.375 per Share, and CPEOs convertible into 1,622 Shares.

   (9) Consists of 20,000 options at an exercise price of $33.375 per Share.


                                                                           Number of Shares
Name and Position in addition to                                         Owned and Aggregate        Percentage
  Present Principal Occupation        Present Principal Occupation         Purchase Price            Interest
--------------------------------      ----------------------------       -------------------        ----------



Daniel Yankelovich, Director       Chairman of DYG, Inc.                   24,452(11)                     *
                                   21 Holiday Point Rd.                  ($64,228)
                                   Sherman, CT  06784

Robert E. Berry                    Senior Vice President                   111                            *
                                                                         ($1,892)


Jeanette H. Clonan                 Vice President, Communications and      573                            *
                                   Investor Relations                   ($27,297)

Michael P. DeBlasio                Senior Vice President and Chief         34,000(12)                     *
                                   Financial Officer                     ($80,000)


Stephen L. Jackson                 Vice President, Administration          111                            *
                                                                          ($2,291)

Jerald A. Lindfelt                 Vice President, Business Operations                       0           N/A

Nicholas C. Moren                  Vice President and Treasurer            26,113(13)                     *
                                                                         ($22,995)

Harvey B. Rein                     Vice President and Controller           2,222(14)                      *
                                                                         ($4,583)


Thomas B. Ross                     Vice President, Communications          3,339(15)                      *
                                                                       ($104,359)


-------------------
   (10) Consists of 20,000 options at an exercise price of $33.375 per Share.

   (11)     Includes 20,000 options at an exercise price of $33.375 per Share.

   (12) Includes 20,000 options at an exercise price of $20.00 per Share and 10,000 options at an exercise price of $25.00 per Share.

   (13) Includes 20,000 options at an exercise price of $20.00 per Share and 5,000 options at an exercise price of $25.00 per Share.

   (14)     Includes 2,000 options at an exercise price of $25.00 per Share.

   (15) Consists of 3,000 shares held by his wife as to which he disclaims beneficial ownership.


                                                                             Number of Shares
Name and Position in addition to                                            Owned and Aggregate     Percentage
  Present Principal Occupation        Present Principal Occupation            Purchase Price         Interest
--------------------------------      ----------------------------          -------------------     ----------



Eric J. Zahler                     Vice President, General Counsel and     27,003(16)                     *
                                   Secretary                             ($41,380)























-------------------------
   (16) Includes 1,113 Shares held in a Keogh Account, 890 Shares held in trust for his children, 20,000 options at an exercise price of $20.00 per Share and 5,000 options at an exercise price of $25.00 per Share.

                                                                SCHEDULE II

          TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-DAY PERIOD PRECEDING APRIL 29, 1997 THROUGH THE DATE HEREOF

                                                                                         Price
                   Name                     Date                         Shares        per Share       A/S*
                   ----                     ----                         ------        ---------       ----

Loral Space & Communications Ltd.           4/29/97                     159,172         $26.50          A
Loral Space & Communications Ltd.           4/30/97                     942,428         $26.50          A
Space Systems/Loral, Inc.                   4/30/97                     195,094         $26.50          A
Loral Space & Communications Ltd.           5/5/97                       16,002         $26.50          A
Bernard L. Schwartz                         4/7/97                       11,311         $26.50          A
                                            4/8/97                        1,990         $26.50          A
Michael B. Targoff                          4/30/97                         452         $26.50          A
Robert B. Hodes                             4/30/97                         113         $26.50          A
Malvin A. Ruderman                          4/30/97                          56         $26.50          A
E. Donald Shapiro                           3/10/97                    2,000 CPEOs      $56.125         A
                                                                 (convertible into
                                                                     1,662 Shares)

                                            4/30/97                         565         $26.50          A
Daniel Yankelovich                          3/31/97                         339         $26.50          A
                                            4/2/97                          113         $26.50          A
Robert E. Berry                             4/30/97                          11         $26.50          A
Jeanette H. Clonan                          4/3/97                          100         $54.34          A
                                            4/30/97                          48         $26.50          A


                                                                                         Price
                   Name                     Date                         Shares        per Share       A/S*
                   ----                     ----                         ------        ---------       ----



Michael P. DeBlasio                         4/9/97                          452**       $30.00          S
Stephen L. Jackson                          4/29/97                          11         $26.50          A
Nicholas C. Moren                           4/30/97                         113         $26.50          A
Harvey B. Rein                              4/15/97                          22         $26.50          A
Thomas B. Ross                              4/15/97                         339         $26.50          A
Eric J. Zahler                              4/29/97                         203         $26.50          A
----------------

*   A indicates an acquisition of Shares and S indicates a sale of Shares.

**  Rights to acquire Common Stock at $26.50 per share.

                                  EXHIBIT INDEX

Exhibit E:             Warrant Acceleration and Registration
                       Rights Agreement dated as of February 12,
                       1997 among Globalstar Telecommunications
                       Limited, Loral/Qualcomm Satellite Services,
                       L.P., Loral Space & Communications Ltd.,
                       Space Systems, Loral, Inc., Lockheed Martin
                       Tactical Systems, Inc., Qualcomm China, Inc.
                       and DASA Globalstar Limited Partner, Inc.

Exhibit F:             Standby Agreement dated as of March 24, 1997
                       between Globalstar Telecommunications
                       Limited and Loral Space & Communications
                       Ltd.***

----------------------
*** Incorporated by reference to GTL's Registration Statement on Form S-3 (No.
    333-22063).